SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2011

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

INCORPORATION BY REFERENCE

Sappi Limited’s announcement, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited

Announcement

Immediate release

2 June 2011

Sappi Limited
Reg No 1936/008963/06
(Incorporated in the Republic of South Africa)
JSE Code SAP
ISIN code ZAE 000006284
NYSE code SPP
(“Sappi” or “the Company”)

VESTING OF CONDITIONAL SHARE AWARDS GRANTED TO DIRECTORS OF
LISTED COMPANY

In terms of paragraph 3.63 of the Listings Requirements of the JSE Limited, we hereby provide the following information regarding the vesting of conditional share awards granted by Sappi to the undermentioned directors of the Company and its major subsidiary companies.  The necessary authority in terms of paragraph 3.66 was obtained and these were off-market transactions:

Nature of transaction	:	Vesting of grants of conditional share awards in terms of the Sappi Limited Performance Share Incentive Plan.

Date of transaction	:	2 June 2011 (date participants informed of vesting)

Number of conditional Share awards granted	:	Various, see table below
Date of Grants	:
31 May 2007 and 15 December 2008 (6 additional grants for every 5 existing grants at R20,27 to take cognizance of Sappi Limited rights offer).  Applicable to 4 year performance period 1 October 2006 to 30 September 2010

Vesting period	:	4 years from date of grant

Percentage of grants vested	:	50%, see table below

Class of security	:	Ordinary shares

Extent of interest	:	Direct beneficial

Director’s Name	:	S Blyth
Company of which he is a director	:	Sappi International

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)
4,000	2,000	2,000	Nil	2,000	72,860.00
4,800	2,400	2,400	1,335 shares	1,065	38,797.05
8,800	4,400	4,400		3,065	111,657.95

Company Secretary Name	:	J B Boner
Company	:	Sappi Fine Paper Europe

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)
6,500	3,250	3,250	Nil	3,250	118,397.50
7,800	3,900	3,900	2,170 shares	1,730	63,023.90
14,300	7,150	7,150		4,980	181,421.40

Director’s Name	:	H de Jongh
Company	:	Sappi Southern Africa
of which he is a director

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)
15,000	7,500	7,500	Nil	7,500	273,225.00
18,000	9,000	9,000	5,008 shares	3,992	145,428.56
33,000	16,500	16,500		11,492	418,653.56

Director’s Name	:	L Di Amato
Company	:	Sappi International
of which he is a director

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)
1,500	750	750	Nil	750	27,322.50
1,800	900	900	501 shares	399	14,535.57
3,300	1,650	1,650		1,149	41,858.07

Director’s Name	:	T S Hawkes
Company	:	Sappi Southern Africa
of which he is a director

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)
4,000	2,000	2,000	Nil	2,000	72,860.00
4,800	2,400	2,400	1,335 shares	1,065	38,797.95
8,800	4,400	4,400		3,065	111,657.95

Director’s Name	:	R D Hope
Company	:	Sappi Fine Paper North America, Sappi Southern Africa
of which he is a director

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)
30,000	15,000	15,000	Nil	15,000	546,450.00
36,000	18,000	18,000	10,015 shares	7,985	290,893.55
66,000	33,000	33,000		22,985	837,343.55

Director’s Name	:	D M Mncube
Company	:	Sappi Southern Africa
of which he is a director

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)
20,000	10,000	10,000	Nil	10,000	364,300.00
24,000	12,000	12,000	6,677 shares	5,323	193,916.89
44,000	22,000	22,000		15,323	558,216.89

Director’s Name	:	C M Mowatt
Company	:	Sappi Southern Africa
of which he is a director

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)
15,000	7,500	7,500	Nil	7,500	273,225.00
18,000	9,000	9,000	5,008 shares	3,992	145,428.56
33,000	16,500	16,500		11,492	418,653.56

Director’s Name	:	L J Newman
Company	:	Sappi International
of which he is a director

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)
6,000	3,000	3,000	Nil	3,000	109,290.00
7,200	3,600	3,600	2,003 shares	1,597	58,178.71
13,200	6,600	6,600		4,597	167,468.71

Company Secretary Name	:	D J O’Connor
Company	:	Sappi Limited

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)
2,500	1,250	1,250	Nil	1,250	45,537.50
3,000	1,500	1,500	R30,405.00	1,500	54,645.00
5,500	2,750	2,750		2,750	100,182.50

Director’s Name	:	J Pässler
Company	:	Sappi International
of which he is a director

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)
8,000	4,000	4,000	Nil	4,000	145,720.00
9,600	4,800	4,800	2,671 shares	2,129	77,559.47
17,600	8,800	8,800		6,129	223,279.47

Director’s Name	:	G Pearce
Company	:	Sappi Fine Paper Europe
of which he is a director

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)
4,500	2,250	2,250	Nil	2,250	81,967.50
5,400	2,700	2,700	1,502 shares	1,198	43,643.14
9,900	4,950	4,950		3,448	125,610.64

Director’s Name	:	R Peelman
Company	:	Sappi International
of which she is a director

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)
3,000	1,500	1,500	Nil	1,500	54,645.00
3,600	1,800	1,800	1,002 shares	798	29,071.14
6,600	3,300	3,300		2,298	83,716.14

Director’s Name	:	A Rossi
Company	:	Sappi Fine Paper North America
of which he is a director		Sappi Southern Africa

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)
12,000	6,000	6,000	Nil	6,000	218,580.00
14,400	7,200	7,200	4,006 shares	3,194	116,357.42
26,400	13,200	13,200		9,194	334,937.42

Director’s Name	:	L Swartz
Company	:	Sappi Southern Africa, Sappi Fine Paper North America
of which she is a director

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)
14,000	7,000	7,000	Nil	7,000	255,010.00
16,800	8,400	8,400	4,674 shares	3,726	135,738.18
30,800	15,400	15,400		10,726	390,748.18

Director’s Name	:	A Thiel
Company	:	Sappi Southern Africa
of which he is a director

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)
13,000	6,500	6,500	Nil	6,500	236,795.00
15,600	7,800	7,800	4,340 shares	3,460	126,047.80
28,600	14,300	14,300		9,960	362,842.80

Director’s Name	:	G M Van Aarde
Company	:	Sappi Southern Africa
of which he is a director

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)
4,000	2,000	2,000	Nil	2,000	72,860.00
4,800	2,400	2,400	1,335 shares	1,065	38,797.95
8,800	4,400	4,400		3,065	111,657.95

Director’s Name	:	A J W van der Merwe
Company	:	Sappi Southern Africa
of which he is a director

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)
8,000	4,000	4,000	Nil	4,000	145,720.00
9,600	4,800	4,800	2,671 shares	2,129	77,559.47
17,600	8,800	8,800		6,129	223,279.47

Director’s Name	:	B Wiersum
Company	:	Sappi Fine Paper Europe
of which he is a director

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)
50,000	25,000	25,000	Nil	25,000	910,750.00
60,000	30,000	30,000	16,692 shares	13,308	484,810.44
110,000	55,000	55,000		38,308	1,395,560.44

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 3, 2011

SAPPI LIMITED,

by	/s/ L. Newman
	Name:	L. Newman
	Title:	Group Financial Controller